UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

MediWound Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.07 per share	M68830112
(Title of class of securities)	(CUSIP number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

London EC2V 7NQ

United Kingdom

+44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

CUSIP No. M68830112

1	NAME OF REPORTING PERSON: Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,502,771
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,502,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,502,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.83%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 9,474,661 Ordinary Shares issued and outstanding as of April 14, 2023, as set forth in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders held on May 31, 2023, attached as Exhibit 99.1 to the Issuer’s report of foreign private issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on April 20, 2023.

CUSIP No. M68830112

1	NAME OF REPORTING PERSON: Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,502,771
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,502,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,502,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.83%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 9,474,661 Ordinary Shares issued and outstanding as of April 14, 2023, as set forth in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders held on May 31, 2023, attached as Exhibit 99.1 to the Issuer’s report of foreign private issuer on Form 6-K, furnished to the SEC on April 20, 2023.

CUSIP No. M68830112

1	NAME OF REPORTING PERSON: Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,502,771
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,502,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,502,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.83%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 9,474,661 Ordinary Shares issued and outstanding as of April 14, 2023, as set forth in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders held on May 31, 2023, attached as Exhibit 99.1 to the Issuer’s report of foreign private issuer on Form 6-K, furnished to the SEC on April 20, 2023.

CUSIP No. M68830112

1	NAME OF REPORTING PERSON: Clal Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,502,771
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,502,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,502,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.83%*
14	TYPE OF REPORTING PERSON: CO

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 9,474,661 Ordinary Shares issued and outstanding as of April 14, 2023, as set forth in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders held on May 31, 2023, attached as Exhibit 99.1 to the Issuer’s report of foreign private issuer on Form 6-K, furnished to the SEC on April 20, 2023.

CUSIP No. M68830112

1	NAME OF REPORTING PERSON: Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 330,061
	8	SHARED VOTING POWER: 1,172,710
	9	SOLE DISPOSITIVE POWER: 330,061
	10	SHARED DISPOSITIVE POWER: 1,172,710

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,502,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.83%*
14	TYPE OF REPORTING PERSON: CO

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 9,474,661 Ordinary Shares issued and outstanding as of April 14, 2023, as set forth in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders held on May 31, 2023, attached as Exhibit 99.1 to the Issuer’s report of foreign private issuer on Form 6-K, furnished to the SEC on April 20, 2023.

CUSIP No. M68830112

1	NAME OF REPORTING PERSON: Clal Life Sciences L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,172,710
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,172,710
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,172,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.38%*
14	TYPE OF REPORTING PERSON: PN

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 9,474,661 Ordinary Shares issued and outstanding as of April 14, 2023, as set forth in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders held on May 31, 2023, attached as Exhibit 99.1 to the Issuer’s report of foreign private issuer on Form 6-K, furnished to the SEC on April 20, 2023.

CUSIP No. M68830112

1	NAME OF REPORTING PERSON: Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,502,771
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,502,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,502,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.83%*
14	TYPE OF REPORTING PERSON: IN

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 9,474,661 Ordinary Shares issued and outstanding as of April 14, 2023, as set forth in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders held on May 31, 2023, attached as Exhibit 99.1 to the Issuer’s report of foreign private issuer on Form 6-K, furnished to the SEC on April 20, 2023.

CONTINUATION PAGES TO AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D is being filed by Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“Access LLC”), Access Industries Management, LLC (“AIM”), Clal Industries Ltd. (“Clal Industries”), Clal Biotechnology Industries Ltd. (“CBI”), Clal Life Sciences L.P. (“CLS”) and Len Blavatnik (collectively, the “Reporting Persons” and each, a “Reporting Person”) in respect of MediWound Ltd. (the “Issuer”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 17, 2022, as amended by Amendment No. 1 filed on July 1, 2022, Amendment No. 2 filed on September 26, 2022 and Amendment No. 3 filed on February 13, 2023 (the “Schedule”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 4. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 4. Purpose of Transaction.

The disclosure in Item 4 to the Schedule is hereby supplemented by adding the following at the end thereof:

On August 15, 2023, Mr. Assaf Segal resigned from the Issuer’s board of directors effective immediately.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) to the Schedule are hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares, par value NIS 0.07 per share (the “Ordinary Shares”) (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Ordinary Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

CBI owns directly (i) 308,811 Ordinary Shares, (ii) 14,286 Ordinary Shares issuable upon exercise of options exercisable for $12.25 per share, which expire on June 29, 2025, (iii) 1,607 Ordinary Shares issuable upon exercise of options exercisable for $37.52 per share, which expire on June 15, 2026, (iv) 5,357 Ordinary Shares issuable upon exercise of options exercisable for $14.42 per share, which expire on May 16, 2027, and may be deemed to share voting and investment power over the 1,172,710 Ordinary Shares owned directly by CLS, the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange.

Each of AIH, Access LLC, AIM, Clal Industries and Mr. Blavatnik may be deemed to share voting and investment power over the Ordinary Shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd.

The Reporting Persons, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.2	Joint Filing Agreement, dated as of September 1, 2023.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 1, 2023

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

CLAL INDUSTRIES LTD.	/s/ Alon Heller
Name: Alon Heller
Title: VP Finance

/s/ Nufar Malovani
Name: Nufar Malovani
Title: Deputy CEO and General Counsel

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Assaf Segal
Name: Assaf Segal
Title: CEO

/s/ Liat Nissan
Name: Liat Nissan
Title: VP Finance

CLAL LIFE SCIENCES L.P.	/s/ Assaf Segal
Name: Assaf Segal
Title: Director

/s/ Liat Nissan
Name: Liat Nissan
Title: Director

/s/ Len Blavatnik
Name: Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name:	Alejandro Moreno
Title:	Attorney-in-Fact